Mail Stop 3561

November 15, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Gregg A. Ostrander, Chief Executive Officer
Michael Foods, Inc.
301 Carlson Parkway, Suite 400
Minnetonka, Minnesota 55305

  Re: Michael Foods, Inc.
    Form 10-K for the year ended December 31, 2005
    Filed March 23, 2006
    File No. 333-112714

Dear Mr. Ostrander:

We have reviewed your response letter dated November 8, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Valuation and Qualifying Accounts, page 41

1.   It appears from your response to our prior comment two that the gross and net amounts charged to bad debt expense and to your allowance for doubtful accounts represent more than 5% of your net income for 2004. In light of such bankruptcies and the fact that one of the bakeries was a significant customer, we believe you should expand your disclosures in MD&A discussing the impact this had or is expected to have on your operations. Please revise all future filings to include such disclosures when and where applicable.

Other

2.   As per our first letter, please provide the following with your next response:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief